SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For Maarch 28, 2014
(Commission File No. 1-31317)

Companhia de Saneamento Básico do Estado de São Paulo - SABESP
(Exact name of registrant as specified in its charter)

Basic Sanitation Company of the State of Sao Paulo - SABESP
(Translation of Registrant's name into English)

Rua Costa Carvalho, 300
São Paulo, S.P., 05429-900
Federative Republic of Brazil
(Address of Registrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

COMPANHIA DE SANEAMENTO BÁSICO DO ESTADO DE SÃO PAULO – SABESP

PUBLICLY HELD COMPANY

CORPORATE TAXPAYER’S ID (CNPJ) 43.776.517/0001-80

PAYMENT OF INTEREST ON OWN CAPITAL

NOTICE TO SHAREHOLDERS

We hereby inform the Shareholders that on March 27th, 2014, the Board of Directors resolved on, pursuant to item XI of article 13, and paragraph 1 of article 28 of the Company’s Bylaws, the payment of dividends in the form of interest on own capital related to the period from January to December 2013, to the Shareholders registered as such on April 7th, 2014.

I – AMOUNT, DATE AND CREDIT AND PAYMENT TERMS

The dividends as interest on own capital, totaling five hundred thirty seven million, four hundred sixty four thousand, nine hundred fifty nine dollars and eighty five cents (R$ 537,464,959.85) corresponding to R$ 0.78633094301 per common share will be paid no later than sixty (60) days after the 2014 Annual Shareholders' Meeting.

II – WITHHOLDING INCOME TAX

Income tax shall be withheld from payment of dividends as interest on own capital, pursuant to the laws in force, except for the immune or exempt shareholders proving such condition until April 25th, 2014, and corresponding documents shall be sent to the Company's headquarters located at Rua Costa Carvalho, 300 – Sala 265 – São Paulo – SP – CEP 05429-900, in attention to the Superintendência de Captação de Recursos e Relações com Investidores.

Referring to the entities of Supplementary Private Pension, Insurance Companies and Fapi, such proof shall occur by means of Declaration, a model of which is available at the Investors Area, in the item Information to Shareholders on the website www.sabesp.com.br.

III – ATTRIBUTION TO DIVIDENDS

The aforementioned interest on own capital will be computed in the calculation of the mandatory minimum dividends, as provided for in the caput of Article 28 of the Company’s Bylaws, pursuant to article 9, paragraph 7, of Law 9,249/95.

IV – INSTRUCTIONS FOR THE CREDIT AND PAYMENT OF INTEREST ON OWN CAPITAL

The shareholders will have their credits available on the initial date of payment of such right, as set forth in above item I, in accordance with their checking account and domicile provided to Itaú Unibanco S.A.

To shareholders whose registry information does neither include their Individual/Corporate Taxpayer’s

Identification Number (CPF/CNPJ) nor completion of banking instructions (bank, branch and account

1

number), the interest will be credited, pursuant to item I above, as of the third business day counted from the date of registry update in Itaú Unibanco S.A.’s electronic files. This update may be carried out at any of its branches.

V – RECORD DATE

The shares now are traded ex-interest from April 8th, 2014.

VI - Further information may be obtained at any of Itaú Unibanco S.A.’s branches, which are specialized in assisting shareholders, during banking hours.

São Paulo, March 27th, 2014.

Rui de Britto Álvares Affonso
Chief Financial Officer and Investor Relations Officer

2

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in the city São Paulo, Brazil.
Date: March 28, 2014

Companhia de Saneamento Básico do Estado de São Paulo - SABESP

By:	/s/ Rui de Britto Álvares Affonso
Name: Rui de Britto Álvares Affonso Title: Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.